UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NGM BIOPHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

62921N 105

(CUSIP Number)

Peter Svennilson

The Column Group, LP

1700 Owens Street, Suite 500

San Francisco, CA 94158

(415) 865-2050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 11,103,333(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 11,103,333(1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,103,333(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 16.8%
14.	Type of Reporting Person (See Instructions): PN

(1)

The Column Group, LP (“TCG LP”) has sole voting and dispositive control over 11,103,333 shares of common stock, par value $0.001 per share (“Common Stock”), of NGM Biopharmaceuticals, Inc. (the “Issuer”), except that The Column Group GP, LP (“TCG GP”), the general partner of TCG LP, and Peter Svennilson (“Svennilson”) and David V. Goeddel (“Goeddel”), the managing partners of TCG GP, may be deemed to share dispositive and voting power over such stock.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 100,000(2)
	8.	Shared Voting Power: 11,103,333(3)
	9.	Sole Dispositive Power: 100,000(2)
	10.	Shared Dispositive Power: 11,103,333(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,203,333(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 17.0%
14.	Type of Reporting Person (See Instructions): PN

(2)

TCG GP has sole voting and dispositive control over 100,000 shares of Common Stock, except that Svennilson and Goeddel, the managing partners of TCG GP, may be deemed to share dispositive and voting power over such stock.

(3)	TCG GP is the general partner of TCG LP and shares voting and dispositive power over the shares of Common Stock held by TCG LP.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 2,265,758(4)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 2,265,758(4)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,265,758(4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 3.4%
14.	Type of Reporting Person (See Instructions): PN

(4)

The Column Group II, LP (“TCG II LP”) has sole voting and dispositive control over 2,265,758 shares of Common Stock, except that The Column Group II GP, LP (“TCG II GP”), the general partner of TCG II LP, and Svennilson and Goeddel, the managing partners of TCG II GP, may be deemed to share dispositive and voting power over such stock.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group II GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,265,758(5)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,265,758(5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,265,758(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 3.4%
14.	Type of Reporting Person (See Instructions): PN

(5)	TCG II GP is the general partner of TCG II LP and shares voting and dispositive power over the shares of Common Stock held by TCG II LP.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group Management, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 100,000(6)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 100,000(6)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 100,000(6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.2%
14.	Type of Reporting Person (See Instructions): PN

(6)

The Column Group Management, LP (“TCGM LP”) has sole voting and dispositive control over 100,000 shares of Common Stock, except that Svennilson and Goeddel, the managing partners of TCGM LP, may be deemed to share dispositive and voting power over such stock.

CUSIP No. 62921N 105

1.	Name of Reporting Person Ponoi Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 1,298,908(7)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,298,908(7)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,298,908(7)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 2.0%
14.	Type of Reporting Person (See Instructions): PN

(7)

Ponoi Capital, LP (“Ponoi LP”) has sole voting and dispositive control over 1,298,908 shares of Common Stock, except that Ponoi Management, LLC (“Ponoi LLC”), the general partner of Ponoi LP, and Goeddel, Svennilson and Tim Kutzkey (“Kutzkey”), the managing partners of Ponoi LLC, may be deemed to share dispositive and voting power over such stock.

CUSIP No. 62921N 105

1.	Name of Reporting Person Ponoi Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,298,908(8)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,298,908(8)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,298,908(8)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 2.0%
14.	Type of Reporting Person (See Instructions): OO

(8)	Ponoi LLC is the general partner of Ponoi LP and shares voting and dispositive power over the shares of Common Stock held by Ponoi LP.

CUSIP No. 62921N 105

1.	Name of Reporting Person Ponoi Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 1,298,908(9)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,298,908(9)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,298,908(9)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 2.0%
14.	Type of Reporting Person (See Instructions): PN

(9)

Ponoi Capital II, LP (“Ponoi II LP”) has sole voting and dispositive control over 1,298,908 shares of Common Stock, except that Ponoi II Management, LLC (“Ponoi II LLC”), the general partner of Ponoi II LP, and Goeddel, Svennilson and Kutzkey, the managing partners of Ponoi LLC, may be deemed to share dispositive and voting power over such stock.

CUSIP No. 62921N 105

1.	Name of Reporting Person Ponoi II Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,298,908(10)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,298,908(10)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,298,908(10)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 2.0%
14.	Type of Reporting Person (See Instructions): OO

(10)	Ponoi II LLC is the general partner of Ponoi II LP and shares voting and dispositive power over the shares of Common Stock held by Ponoi II LP.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group III, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 76,546(11)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 76,546(11)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 76,546(11)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.1%
14.	Type of Reporting Person (See Instructions): PN

(11)

The Column Group III, LP (“TCG III LP”) has sole voting and dispositive control over 76,546 shares of Common Stock, except that The Column Group III GP, LP (“TCG III GP”), the general partner of TCG III LP, and Goeddel, Svennilson and Kutzkey, the managing partners of TCG III GP, may be deemed to share dispositive and voting power over such stock.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group III-A, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 86,444(12)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 86,444(12)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 86,444(12)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.1%
14.	Type of Reporting Person (See Instructions): PN

(12)

The Column Group III-A, LP (“TCG III-A LP”) has sole voting and dispositive control over 86,444 shares of Common Stock, except that TCG III GP, the general partner of TCG III LP, and Goeddel, Svennilson and Kutzkey, the managing partners of TCG III GP, may be deemed to share dispositive and voting power over such stock.

CUSIP No. 62921N 105

1.	Name of Reporting Person The Column Group III GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 162,990(13)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 162,990(13)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 162,990(13)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.2%
14.	Type of Reporting Person (See Instructions): PN

(13)	TCG III GP is the general partner of TCG III LP and TCG III-A LP and shares voting and dispositive power over the shares of Common Stock held by TCG III LP and TCG III-A LP.

CUSIP No. 62921N 105

1.	Name of Reporting Person Peter Svennilson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Sweden

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 44,000(14)
	8.	Shared Voting Power: 16,329,897(15)
	9.	Sole Dispositive Power: 44,000(14)
	10.	Shared Dispositive Power: 16,329,897(15)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,373,897(14)(15)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 24.8%
14.	Type of Reporting Person (See Instructions): IN

(14)

Includes 24,000 shares of Common Stock underlying options received by Svennilson, as a director of the Issuer, exercisable in four equal quarterly installments such that the options will be fully vested on the one-year anniversary of the date of grant of May 15, 2019.

(15)

Svennilson is a managing partner of TCG GP, TCG II GP, TCGM LP, Ponoi LLC, Ponoi II LLC and TCG III GP and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG LP, TCG GP, TCG II LP, TCGM LP, Ponoi LP, Ponoi II LP, TCG III LP and TCG III-A LP.

CUSIP No. 62921N 105

1.	Name of Reporting Person David V. Goeddel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 24,000(16)
	8.	Shared Voting Power: 16,519,897(17)
	9.	Sole Dispositive Power: 24,000(16)
	10.	Shared Dispositive Power: 16,519,897(17)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,543,897(16)(17)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 25.1%
14.	Type of Reporting Person (See Instructions): IN

(16)

Includes 24,000 shares of Common Stock underlying options received by Goeddel, as a director of the Issuer, exercisable in four equal quarterly installments such that the options will be fully vested on the one-year anniversary of the date of grant of May 15, 2019.

(17)

Goeddel is a managing partner of TCG GP, TCG II GP, TCGM LP, Ponoi LLC, Ponoi II LLC and TCG III GP and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG LP, TCG GP, TCG II LP, TCGM LP, Ponoi LP, Ponoi II LP, TCG III LP and TCG III-A LP. Goeddel serves as co-trustee of the David V. Goeddel and Alena Z. Goeddel 2004 Trust (the “Goeddel Trust”) and shares voting and dispositive control over 190,000 shares of Common Stock held directly by the Goeddel Trust.

CUSIP No. 62921N 105

1.	Name of Reporting Person Tim Kutzkey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 15,000
	8.	Shared Voting Power: 2,760,806(18)
	9.	Sole Dispositive Power: 15,000
	10.	Shared Dispositive Power: 2,760,806(18)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,775,806(18)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.2%
14.	Type of Reporting Person (See Instructions): IN

(18)

Kutzkey is a managing partner of Ponoi LLC, Ponoi II LLC and TCG III GP and may be deemed to share voting and dispositive control over the shares of Common Stock held by Ponoi LP, Ponoi II LP, TCG III LP and TCG III-A LP.

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 2 supplements and amends the Amendment No. 1 to Schedule 13D relating to shares of common stock, par value $0.001 per share (the “Common Stock”), of NGM Biopharmaceuticals, Inc., a Delaware corporation (the “Issuer”), that was filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2019 (the “Amended Statement”). Only those items that are reported are hereby amended; all other items reported in the Amended Statement remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Amended Statement. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended by adding the following as the last paragraphs thereof:

Between May 20, 2019 and August 9, 2019, Ponoi LP purchased 323,947 shares of Common Stock for an aggregate purchase price of $4,460,445 and Ponoi II LP purchased 323,946 shares of Common Stock for an aggregate purchase price of $4,460,431. Ponoi LP and Ponoi II LP received the funds used to purchase each entity’s respective shares of Common Stock noted above from capital contributions made to each entity by their respective partners for investment purposes.

Between October 9, 2019 and October 17, 2019, TCG III LP purchased 76,546 shares of Common Stock for an aggregate purchase price of $793,477.84 and TCG III-A LP purchased 86,444 shares of Common Stock for an aggregate purchase price of $896,080.61. TCG III LP and TCG III-A LP received the funds used to purchase each entity’s respective shares of Common Stock noted above from capital contributions made to each entity by their respective partners for investment purposes.

Item 4. Purpose of Transaction

Item 4 of the Amended Statement is hereby amended and restated in its entirety as follows:

TCG LP, TCG II LP, TCG GP, TCGM LP, Ponoi LP, Ponoi II LP, TCG III LP, TCG III-A LP, Mr. Goeddel, Mr. Svennilson and Mr. Kutzkey acquired the aforementioned Preferred Stock and Common Stock for investment purposes with the aim of increasing the value of their investments in the Issuer.

TCG III LP and TCG III-A LP intend to purchase additional securities of the Issuer subject to market conditions. Except as provided in the prior sentence and as set forth in Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934, as amended. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Amended Statement are hereby amended and restated in their entirety as follows:

(a) As of the date hereof, TCG LP directly holds 11,103,333 shares of Common Stock, representing 16.8% of the Issuer’s outstanding Common Stock. TCG GP beneficially owns an aggregate of 11,203,333 shares of Common Stock, representing 17.0% of the Issuer’s outstanding Common Stock, which consists of 100,000 shares of Common

Stock that TCG GP directly holds and 11,103,333 shares of Common Stock that TCG GP beneficially owns as general partner of TCG LP. TCG II LP directly holds 2,265,758 shares of Common Stock, representing 3.4% of the Issuer’s outstanding Common Stock. As the general partner of TCG II LP, TCG II GP beneficially owns an aggregate of 2,265,758 shares of Common Stock, representing 3.4% of the Issuer’s outstanding Common Stock. TCGM LP directly holds 100,000 shares of Common Stock, representing 0.2% of the Issuer’s outstanding Common Stock. Ponoi LP directly holds 1,298,908 shares of Common Stock, representing 2.0% of the Issuer’s outstanding Common Stock. As the general partner of Ponoi LP, Ponoi LLC beneficially owns an aggregate of 1,298,908 shares of Common Stock, representing 2.0% of the Issuer’s outstanding Common Stock. Ponoi II LP directly holds 1,298,908 shares of Common Stock, representing 2.0% of the Issuer’s outstanding Common Stock. As the general partner of Ponoi II LP, Ponoi II LLC beneficially owns an aggregate of 1,298,908 shares of Common Stock, representing 2.0% of the Issuer’s outstanding Common Stock. TCG III LP directly holds 76,546 shares of Common Stock, representing 0.1% of the Issuer’s outstanding Common Stock. TCG III-A LP directly holds 86,444 shares of Common Stock, representing 0.1% of the Issuer’s outstanding Common Stock. As the general partner of TCG III LP and TCG III-A LP, TCG III GP beneficially owns aggregate 162,990 shares of Common Stock, representing 0.2% of the Issuer’s outstanding Common Stock. Mr. Svennilson beneficially owns 16,373,897 shares of Common Stock, representing 24.8% of the Issuer’s outstanding Common Stock, which consists of 20,000 shares of Common Stock that Mr. Svennilson directly holds, 24,000 shares of Common Stock underlying options that Mr. Svennilson directly holds, and 16,329,897 shares of Common Stock that Mr. Svennilson beneficially owns as a Managing Partner of TCG GP, TCG II GP, TCGM LP, Ponoi LLC, Ponoi II LLC and TCG III GP. Mr. Goeddel beneficially owns 16,543,897 shares of Common Stock, representing 25.1% of the Issuer’s outstanding Common Stock, which consists of 24,000 shares of Common Stock underlying options that Mr. Goeddel directly holds, 190,000 shares of Common Stock held by the Goeddel Trust and 16,519,897 shares of Common Stock that Mr. Goeddel beneficially owns as a Managing Partner of TCG GP, TCG II GP, TCGM LP, Ponoi LLC, Ponoi II LLC and TCG III GP. Mr. Kutzkey beneficially owns 2,775,806 shares of Common Stock, representing 4.2% of the Issuer’s outstanding Common Stock, which consists of 15,000 shares of Common Stock that Mr. Kutzkey directly holds and 2,760,806 shares of Common Stock that Mr. Kutzkey beneficially owns as a Managing Partner of Ponoi LLC, Ponoi II LLC and TCG III GP.

The percentages set forth in this Item 5 and in the cover page for each Reporting Person are based on the 66,042,966 outstanding shares of Common Stock as of August 9, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 12, 2019.

(b) TCG LP has sole voting and dispositive control over 11,103,333 shares of Common Stock, TCG GP has sole voting and dispositive control over 100,000 shares of Common Stock, TCG II LP has sole voting and dispositive control over 2,265,758 shares of Common Stock, TCGM LP has sole voting and dispositive control over 100,000 shares of Common Stock, Ponoi LP has sole voting and dispositive control over 1,298,908 shares of Common Stock, Ponoi II LP has sole voting and dispositive control over 1,298,908 shares of Common Stock, TCG III LP has sole voting and dispositive control over 76,546 shares of Common Stock, TCG III-A LP has sole voting and dispositive control over 86,444 shares of Common Stock, Mr. Svennilson has sole voting and dispositive control over 20,000 shares of Common Stock, and Mr. Kutzkey has sole voting and dispositive control over 15,000 shares of Common Stock. None of the other Reporting Persons own any securities of the Issuer directly. Mr. Goeddel serves as co-trustee of the Goeddel Trust and shares voting and dispositive control over 190,000 shares of Common Stock held directly by the Goeddel Trust. TCG GP, as general partner of TCG LP, shares the power to direct the voting and disposition of the 11,103,333 shares owned by TCG LP and may be deemed to beneficially own the shares owned by TCG LP. TCG II GP, as general partner of TCG II LP, shares the power to direct the voting and disposition of the 2,265,758 shares owned by TCG II LP and may be deemed to beneficially own the shares owned by TCG II LP. Ponoi LLC, as general partner of Ponoi LP, shares the power to direct the voting and disposition of the 1,298,908 shares owned by Ponoi LP and may be deemed to beneficially own the shares owned by Ponoi LP. Ponoi II LLC, as general partner of Ponoi II LP, shares the power to direct the voting and disposition of the 1,298,908 shares owned by Ponoi II LP and may be deemed to beneficially own the shares owned by Ponoi II LP. TCG III GP, as general partner of TCG III LP and TCG III-A LP, shares the power to direct the voting and disposition of the 76,546 shares of Common Stock owned by TCG III LP and the 86,444 shares of Common Stock owned by TCG III-A LP. By virtue of their positions as managing partners of TCG GP, TCG II GP and TCGM LP, each of Mr. Svennilson and Mr. Goeddel may be deemed to share the power to direct the voting and disposition of the 11,103,333 shares owned by TCG LP, the 100,000 shares owned by TCG GP, the 2,265,758 shares owned by TCG II LP and the 100,000 shares owned by TCGM LP and may be deemed to beneficially own the shares owned by such entities. By virtue of their positions as managing partners of Ponoi LLC, Ponoi II LLC and TCG III GP, each Managing Partner may be deemed to share the power to direct the voting and disposition of the 1,298,908 shares owned by Ponoi LP, the 1,298,908 shares owned by Ponoi II LP, the 76,546 shares owned by TCG III LP and the 86,444 shares owned by TCG III-A LP and may be deemed to beneficially own the shares owned by Ponoi LP, Ponoi II LP, TCG III LP and TCG III-A LP.

(c) On May 15, 2019 (the “date of grant”), Mr. Svennilson and Mr. Goeddel, as directors of the Issuer, each received options to purchase 24,000 shares of the Issuer’s Common Stock at an exercise price of $13.35 per share which vest and become exercisable in four equal quarterly installments such that the options will be fully vested on the one-year anniversary of the date of grant. Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2019

THE COLUMN GROUP, LP		THE COLUMN GROUP GP, LP

By:	The Column Group GP, LP

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

THE COLUMN GROUP II, LP		THE COLUMN GROUP II GP, LP

By:	The Column Group II GP, LP	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

PONOI CAPITAL, LP		PONOI MANAGEMENT, LLC

By:	Ponoi Management, LLC	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

PONOI CAPITAL II, LP		PONOI II MANAGEMENT, LLC

By:	Ponoi II Management, LLC	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

THE COLUMN GROUP MANAGEMENT, LP		THE COLUMN GROUP III GP, LP

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

THE COLUMN GROUP III, LP		THE COLUMN GROUP III-A, LP

By:	The Column Group III GP, LP	By:	The Column Group III GP, LP

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact on behalf of Peter Svennilson	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact on behalf of Tim Kutzkey

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact on behalf of David V. Goeddel

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Amendment No. 1 to Schedule 13D is filed on behalf of each of us.

Dated: October 18, 2019

THE COLUMN GROUP, LP		THE COLUMN GROUP GP, LP

By:	The Column Group GP, LP

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

THE COLUMN GROUP II, LP		THE COLUMN GROUP II GP, LP

By:	The Column Group II GP, LP	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

PONOI CAPITAL, LP		PONOI MANAGEMENT, LLC

By:	Ponoi Management, LLC	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

PONOI CAPITAL II, LP		PONOI II MANAGEMENT, LLC

By:	Ponoi II Management, LLC	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

THE COLUMN GROUP MANAGEMENT, LP		THE COLUMN GROUP III GP, LP

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

THE COLUMN GROUP III, LP		THE COLUMN GROUP III-A, LP

By:	The Column Group III GP, LP	By:	The Column Group III GP, LP

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact on behalf of Peter Svennilson	By:	/s/ Jennifer J. Carlson, Attorney-in-Fact on behalf of Tim Kutzkey

By:	/s/ Jennifer J. Carlson, Attorney-in-Fact on behalf of David V. Goeddel